BINDER CONFIRMATION TO INSURED
April 12, 2007
ICON ADVISERS INC.
Attn: Don Salcito/Carrie Schoffman
5299 DTC Boulevard, Suite 1200
Greenwood Village CO 80111-3321
Dear Mr. Salcito/Ms. Schoffman:
     We have in accordance with your instructions arranged the following Insurance:

Named Insured(s):	Amending ICON COVERED CALL FUND to ICON INCOME OPPORTUNITY FUND

Effective Date:	January 29, 2007
Term:	Annual
Carrier:	HARTFORD FIRE INS CO
Policy Number:	F1 0235922 06
Policy Type:	Investment Company Blanket Bond
Limit:	$2,300,000
Deductible:	$50,000
The endorsement is being prepared and will follow shortly. In the interim, your interests are protected in accordance with policy conditions. Please advise our office if there is any further information you require. We, of course, thank you for your trust and confidence in our office in placing this insurance.
Best regards,
Virginia S. Frank CPCU
Senior Vice President

ICON Funds
(the “Funds”)
The following are the resolutions adopted by the Board of Trustees of the Funds at the meeting held on the 7th of November, 2006.
RESOLVED, that the name of the ICON Covered Call Fund is hereby changed to ICON Income Opportunity Fund; and
FURTHER RESOLVED, that officers of the ICON Funds be, and they hereby are, authorized to prepare and file with the Securities and Exchange Commission, and various state securities commissions as required, a Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A.